Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

HAILIANG EDUCATION GROUP INC.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 24, 2018

The undersigned shareholder of Hailiang Education Group Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated April 25, 2018, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on May 24, 2018, at 10:00 a.m., local time, at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	To re-elect Mr. Ming Wang as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Leqiang (Ken) He as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;

6.	To authorize the Board of Directors to fix the remuneration of the directors; and

7.	To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2018, and to authorize the Board of Directors to fix their remuneration.

This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible.

☐ i DETACH PROXY CARD HERE i
Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.

	This Proxy Card must be received prior to 10:00 a.m., local time, on May 21, 2018	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	To re-elect Mr. Ming Wang as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 2:	To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting ;	☐	☐	☐

PROPOSAL NO. 3:	To re-elect Mr. Leqiang (Ken) He as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 4:	To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 5:	To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 6:	To authorize the Board of Directors to fix the remuneration of the directors; and	☐	☐	☐

PROPOSAL NO. 7:	To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2018, and to authorize the Board of Directors to fix their remuneration.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on April 17, 2018. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity. Completed and duly executed Proxy Card shall be mailed to the Company at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China, prior to the close of business on May 21, 2018, China Time.

Share Owner signs here	Co-Owner signs here

Date: